Exhibit 99

LETTER TO OUR SHAREHOLDERS

Neither the general economy nor the manufacturing sector showed the stronger growth in 2013 that many economists had expected. For the year, the economy grew just 1.9% compared with 2.8% in 2012. Reflecting this sluggishness, almost all of our operating units experienced shortfalls in their sales compared to 2012 in the diverse markets they serve. Companywide, sales totaled $142.5 million, 10% less than the $157.5 million we achieved in 2012. Net income of $6.9 million ($1.11 per basic common share) was 20% less than the $8.6 million ($1.39 per basic share) we recorded in 2012. The lower earnings reflected the shortfalls in sales volume (and resulting lower facility utilization) as well as increases in costs.  The one exception was our Frazer & Jones division, which, while also reporting lower sales, improved profitability as a result of recent capital improvements and implementation of cost reduction programs.

While we did not achieve the sales and earnings growth we had planned on, we did continue to invest in the development of new products to expand our business with current customers and make inroads into new market sectors. Additionally, we made further investments to improve the productivity and efficiency of our facilities in the U.S. and China, so we’ll be ready to benefit when economic activity picks up.

In the meantime, we will continue pursuing our primary goal of maximizing shareholder value.  One way will be by focusing on daily operations to earn an exceptional profit for our shareholders and to produce consistent cash flows that will fund our product development activities, facility improvements and dividend policies.

Another way will be by seeking acquisitions that fit into our market segments or that increase our product diversification. To advance diversification in our Frazer & Jones unit, we will continue publicizing its metal casting abilities to markets other than mining. And in our Eberhard division, we will concentrate on growing our business with the producers of Class 8 trucks and bolstering our strong position in other vehicle segments. In addition to these approaches, we will consider any other options that we believe will benefit our shareholders.

The following pages of this report briefly describe the Company’s three business segments, whose products give a clear indication of our diversification.

Also included in this publication is our Annual 10-K report which we submit to the Securities and Exchange Commission. I encourage you all to read the more detailed information that the 10-K provides about the Company’s operations and finances for the last three years. In addition, the 10-K includes our certifications regarding the strength of our internal financial and operating controls.

I thank the members of our Board of Directors for their efforts and serious attention to corporate governance. I also thank our team of senior operating executives for their hard work. Both the Board and I are extremely proud of what they have been able to accomplish during the last few difficult years.

/s/Leonard F. Leganza
Leonard F. Leganza
Chairman of the Board,
President and Chief Executive Officer

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